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                                 NEWS RELEASE

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                                                                     IMMEDIATE
                                                                       RELEASE

FROM:             Dynamics Corporation of America
                  475 Steamboat Road
                  Greenwich, Connecticut  06830-7197

                  Contact:          Henry V. Kensing
                                    (203) 869-3211


                     DYNAMICS CORPORATION OF AMERICA FILES
                     SUIT AGAINST WHX CORPORATION'S OFFER
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                  GREENWICH, CONNECTICUT (April 14, 1997)--Dynamics
Corporation of America (NYSE: DYA) announced today that it has filed suit against WHX Corporation in the United States District Court for the District of Connecticut, in connection with the tender offer by WHX for 649,000
Company common shares at a price of $45 per share and related proxy solicitation by WHX. The complaint principally asserts violations of the applicable antifraud provisions of the federal securities laws and the existence of an undisclosed group. The complaint alleges that as a result of the existence of a group, completion of the tender offer would trigger the Company's shareholder rights plan. The complaint also asserts that the Company's charter requires that a merger between the Company and WHX be approved by holders of 80% of the outstanding Company shares, rather than the two-thirds stated in the WHX tender offer materials, and that changes to the Company's by-laws be approved by 80% of the outstanding Company shares, rather than the 50% stated in the tender offer materials.

                  The complaint seeks, among other relief, an order directing WHX to file corrective disclosure, and an order enjoining WHX from taking any further steps in connection with the tender offer and WHX's related proxy solicitation, pending compliance by WHX with federal securities laws.

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                  Dynamics Corporation of America is a diversified company
which manufactures electronic components, mobile vans and transportable shelters for specialized electronic and medical diagnostic equipment, portable electric housewares and commercial appliances, air distribution equipment, specialized air-conditioning equipment and generator sets. The Company currently holds a 44.1% stake in CTS Corporation, an Indiana corporation headquartered in Elkhart whose shares are listed on the New York Stock Exchange (NYSE: CTS) and which manufactures electronic and electromechanical components for the automotive, data processing, communications equipment, instruments and controls, defense and aerospace and consumer electronic markets.

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